ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 13, 2017

Robert M. Schmidt
(617) 951-7831
robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 112

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on Post-Effective Amendment No. 112 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 5, 2017, in connection with the launch of AllianzGI PerformanceFee Managed Futures Strategy Fund, AllianzGI PerformanceFee Structured US Equity Fund and AllianzGI PerformanceFee Structured US Fixed Income Fund, each a new series of the Trust (each a “Fund” and together, the “Funds”). We received comments regarding the 485(a) Amendment from you by telephone on October 24, 2017. Summaries of these comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 118 (the “485(b) Amendment”) to the Trust’s Registration Statement, to be filed effective December 13, 2017, pursuant to Rule 485(b) under the Securities Act. The 485(a) Amendment was originally expected to become effective November 20, 2017, but was the subject of a delaying amendment (Post-Effective Amendment No. 115). Capitalized terms used herein but not defined have the meanings given in the 485(b) Amendment.

General

1.	Comment: Please confirm supplementally that all EDGAR series identifiers, class identifiers and ticker symbols will be updated as necessary in the 485(b) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all applicable updates to EDGAR series identifiers, class identifiers and ticker symbols.

Prospectus

AllianzGI PerformanceFee Managed Futures Strategy Fund

2.	Please add a footnote to the Annual Fund Operating Expenses table explaining that the embedded costs of swaps and similar assets are not included in the fee table or expense example. Supplementally, please provide an estimate of those expenses.

Response: The Trust has reviewed the requirements of Form N-1A and respectfully declines to make the requested change. The Trust believes its current disclosure adequately describes the Fund’s annual operating expenses, and notes that the existing disclosure is consistent with that of all other series of the Trust. The Trust notes, further, that these expenses will not be reported as Fund expenses in the Fund’s Statement of Operations after the Fund begins operations.

3.	Comment: Please supplementally confirm that the management fee payable by the Fund’s controlled foreign corporation (“CFC”) subsidiary is included in the figures in the “Management Fees” column of the Annual Fund Operating Expenses table. Additionally, please supplementally confirm that expenses of the CFC will be included in the figures in the “Other Expenses” column of the Annual Fund Operating Expenses table.

Response: The Trust notes that there is no management fee payable by the CFC. Additionally, the Trust confirms that the expenses of the CFC will be consolidated with the expenses of the Fund, where applicable.

4.	Comment: Footnote 1 to the Annual Fund Operating Expenses table for the Fund provides that “[t]he Management Fee does not become subject to the performance-based adjustment until after [ ].” Please supplementally confirm that the date upon which the Management Fee will become effective for the Fund will be at least one year from the commencement of operations.

Response: The Trust confirms that the performance-based component of the Management Fee will become effective for the Fund after December 31, 2018. As such, the Trust has specified a date of December 31, 2018 in the 485(b) Amendment.

5.	Comment: Please supplementally explain how the management fee waiver described in footnote 1 to the Annual Fund Operating Expenses table is intended to work in conjunction with the management fee waiver described in footnote 3.

Response: The Trust notes that the management fee waiver described in footnote 1 and the expense limitation described in footnote 3 apply to different categories of fees and, therefore, there is no conflict between the two. Specifically, the management fee waiver described in footnote 1 applies to the Management Fee, whereas the expense limitation described in footnote 3 applies to the Other Expenses of the Fund.

6.	Comment: The Staff was unable to replicate the figures included in the “3 Years” column of the Fund’s expense example. Please supplementally explain how those figures were derived or, if necessary, correct them. This comment applies to all three Funds.

Response: The Trust notes that the “Other Expenses” column in each Fund’s fee table includes non-recurring organizational expenses. Footnote 2 to each Fund’s fee table has been revised to disclose the organizational expenses that are included in Other Expenses, and the lead-in language to each Fund’s expense example has been revised to clarify that the organizational expenses do not recur beyond the first year.

7.	Comment: The Staff notes that the disclosure in the “Portfolio Turnover” section of the Fund’s Fund Summary currently does not indicate that the Fund has not yet commenced operations. Please revise the disclosure to make this clarification.

Response: The requested change has been made in the 485(b) Amendment.

8.	Comment: The Staff notes that the strategy description in the Fund’s Fund Summary includes the following: “The first component is a proprietary rule-based asset allocation approach that is purely quantitative in nature. The second component consists of fundamental assessments based on both quantitative and qualitative factors to tactically adjust the Fund’s asset allocation with the aim of enhancing returns.” Please revise this disclosure for consistency with “plain English” principles.

Response: The Trust has revised the referenced disclosure as follows in the Fund’s Fund Summary (new language denoted by underline and deletions by ~~strikethrough~~):

The first component involves the use of ~~is~~ a proprietary ~~rule-based asset allocation~~ approach to ~~that is purely~~ allocate the Fund’s investments across asset classes based on quantitative criteria ~~quantitative in nature~~. The second component ~~consists of fundamental assessments based on~~ uses a mix of both quantitative and qualitative assessments in order to make tactical adjustments to ~~factors to tactically adjust~~ the Fund’s asset allocation ~~with the aim of enhancing returns~~.

9.	Comment: The Staff notes that the strategy description in the Fund’s Fund Summary currently states the following: “The Fund will seek exposure to different asset classes, including, without limitation, global equities, real estate investment trusts (“REITs”), commodities, sovereign bonds, covered bonds, inflation-linked bonds, corporate bonds, mortgage-backed securities, asset-backed securities, high yield bonds, emerging markets bonds and various currencies by investing in both long and short positions across those asset classes.” Please delete this sentence and revise the disclosure, as appropriate, to include discussion of only principal investments and strategies.

Response: The Trust notes that the Fund retains the flexibility to gain exposure to all of the asset classes listed in the Fund’s Fund Summary. A key feature of the Fund is that it can obtain exposure to a broad range of asset classes. The Trust believes that the specification of those asset classes is useful to investors and necessary for an accurate description of the Fund’s principal strategies. The Trust therefore respectfully declines to make the requested change.

10.	Comment: The Staff notes that the strategy description in the Fund’s Fund Summary includes a reference to high yield bonds. Please revise this disclosure to clarify that high yield bonds are commonly referred to as “junk bonds.”

Response: The requested change has been made in the 485(b) Amendment.

11.	Comment: Please review the principal risks disclosed for the Fund and confirm that each risk corresponds to a principal investment strategy or investment of the Fund. In particular, please explain how “Focused Investment Risk,” “IPO Risk” and “Smaller Company Risk” are applicable to this Fund, or remove these risks from the disclosure.

Response: The Trust respectfully submits that Focused Investment Risk is consistent with the Fund’s principal investment strategies as currently described, and thus is appropriately listed as a principal risk of the Fund. As stated in the Fund’s Fund Summary, the Fund invests in both long and short positions across multiple asset classes. The Trust believes Focused Investment Risk is appropriate because the asset classes that the Fund may invest in, either directly or indirectly, may in the future experience extreme volatility and disruption, as happened with fixed income instruments during the financial crisis of 2008-2009 and its aftermath. Additionally, Focused Investment Risk is not limited to non-diversified funds or to diversified funds investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can have material effects on certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact the Fund.

Upon further review, the Trust has removed discussion of “IPO Risk” and “Smaller Company Risk” from the list of principal risks for the Fund in the 485(b) Amendment.

12.	Comment: Please confirm that you will identify which broad-based index will be used for the Fund in the “Performance Information” section of the Fund Summary once performance information is provided.

Response: The Trust confirms that it will identify the broad-based index used for the Fund in the “Performance Information” section of the Fund’s Fund Summary once performance information for the Fund is available. The Trust supplementally notes that the broad-based index for the Fund is the ICE BofAML 3-Month US T-Bill Index, as currently set forth in the “Management of the Funds—Management Fees” section of the Prospectus.

AllianzGI PerformanceFee Structured US Fixed Income Fund

13.	Comment: In the section of the Prospectus titled “Principal Investments and Strategies of Each Fund,” please disclose any criteria in respect of the Fund as to maturity, duration or credit quality that the Fund might use with respect to its investments in fixed income assets.

Response: The Fund retains broad flexibility to obtain exposure to fixed income instruments and is not subject to constraints with respect to maturity, credit quality or duration. The Fund therefore does not have any additional criteria that could be added to the disclosure.

14.	Comment: The Staff notes that the Fund has a Rule 35d-1 policy to invest at least 80% of its net assets (plus borrowings made for investment purposes) in fixed income securities of U.S. issuers. The Staff’s position is that, to the extent it invests in ETFs or other funds, the Fund may only count the portion of the assets of such underlying fund or funds that are invested in fixed income securities of U.S. issuers towards its 80% test. Please supplementally confirm that the Fund is taking this approach.

Response: The Trust confirms that, in administering its Rule 35d-1 policy, the Fund considers the Rule 35d-1 and other policies of other funds in which the Fund may invest. The Fund notes that real-time assessment of underlying funds’ portfolios is not possible because the Fund does not have access to real-time information about other investment companies’ investments.

15.	Comment: Please explain how “Focused Investment Risk” is applicable to this Fund, or remove it from the disclosure.

Response: The Trust respectfully submits that Focused Investment Risk is consistent with the Fund’s principal investment strategies as currently described, and thus appropriately listed as a principal risk of the Fund. As stated in the Fund’s Fund Summary, the Fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in fixed income securities of U.S. issuers. The Trust believes Focused Investment Risk is appropriate because the bonds and other fixed income instruments that the Fund may invest in, either directly or indirectly, may in the future experience extreme volatility and disruption, as happened during the financial crisis of 2008-2009 and its aftermath. Additionally, Focused Investment Risk is not limited to non-diversified funds or to diversified funds investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can have material effects on certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact the Fund.

CFC-Related Comments

16.	Comment: Please disclose under “Subsidiary Risk” or elsewhere that the CFC complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) related to affiliated transactions and custody. Please also identify the custodian of the CFC.

Response: The Trust has added the following disclosure to the Prospectus under “Characteristics and Risks of Securities and Investment Techniques—Investments in Wholly-Owned Subsidiary”:

Compliance with applicable rules and statutory provisions under the 1940 Act will generally be monitored taking into account both the Fund’s direct investments and the investments made by the Subsidiary as if they comprised a single investment portfolio.

The Trust supplementally confirms that the custodian of the CFC is State Street Bank & Trust Co., which also serves as custodian to the Fund.

17.	Comment: Please supplementally confirm that the CFC and its directors will agree (i) to designate an agent for service of process in the United States and (ii) to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Trust confirms that, prior to the Fund’s commencement of operations, the CFC and its board of directors (i) will designate an agent for service of process in the United States and (ii) will agree to inspection of the CFC’s books and records by the Staff. The Trust further confirms that the CFC’s books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Prior Related Performance Information

18.	Comment: Please revise the heading of the section of the Prospectus titled “Prior Related Performance Information” so that it cannot be reasonably read as indicating that the performance information set forth in that section pertains to the Funds. For example, please consider revising the heading of that section to “Prior Related Performance Information of Related Funds” or something similar.

Response: The requested change has been made in the 485(b) Amendment.

19.	Comment: The Staff notes that the disclosure in the section of the Prospectus titled “Prior Related Performance Information” currently states that “[t]he following tables set forth historical performance information for all actual discretionary institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Funds.” Please clarify which entities are included under “its predecessor advisers and affiliates,” as substantially similar accounts managed by these entities can only be included if AllianzGI U.S. and these entities have in common virtually all of their investment professionals. Additionally, please revise the underlined language at the end of the sentence discussed above to instead reference “the relevant Fund.”

Response: The Trust confirms that the prior related performance information, as presented, complies with applicable rules, statutory provisions and Staff guidance. The Trust supplementally notes that each account included in a Composite was managed by Allianz Global Investors U.S. LLC, the Fund’s adviser. Additionally, the requested change to reference “the relevant Fund” has been made in the 485(b) Amendment.

20.	Comment: Please revise the first sentence of the second paragraph of the “Prior Related Performance” section to make clear that the accounts referenced therein include all similar accounts.

Response: The Trust respectfully submits that the 485(a) Amendment already included disclosure that is responsive to this comment. The first sentence of the “Prior Related Performance” section reads as follows (emphasis added):

The following tables set forth historical performance information for all actual discretionary institutional accounts managed by AllianzGI U.S., its predecessor advisers and affiliates that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Funds.

21.	Comment: The third paragraph of the “Prior Related Performance” section includes discussion of “net of fees” figures that are presented. Please explicitly state, if true, that the use of the relevant Fund’s expense structure would have lowered the performance results. Additionally, please revise this disclosure to state that the performance stated is net of all fees and expenses.

Response: The Trust notes that the accounts in the Composite had no base fee but had a performance-based fee and, therefore, the accounts in the Composite may have performed better or worse had they had the relevant Fund’s expense structure under normal market conditions. Accordingly, the Trust is unable to categorically state that the use of the relevant Fund’s expense structure would have lowered the performance results presented in the Prospectus. The Trust believes the referenced disclosure is accurate as written.

The “Net of Fees” disclosure has been revised as follows (new language denoted by underline):

“Net of Fees” figures are net of all actual fees and ~~also~~ reflect the deduction of investment advisory fees and for certain discretionary institutional accounts managed outside of the United States, may also reflect the deduction of other fees, including, without limitation, custodial fees.

22.	Comment: Please confirm that the fees deducted to arrive at the “net of fee” figures in the table were the highest fees applicable to any account in the relevant Composite.

Response: As indicated in the response to comment 21 above, the performance history is shown net of all actual fees. No adjustment has been made to the data.

23.	Comment: For the Composite of accounts similar to the AllianzGI PerformanceFee Managed Futures Strategy Fund, please include performance figures for the 1-, 5- and 10-year periods for the Fund, or advise as to why this has not been done.

Response: The Trust notes that a footnote to the Composite table for the AllianzGI PerformanceFee Managed Futures Strategy Fund specifying the inception date for the relevant Composite was inadvertently omitted from the Prospectus. A correction has been made in the 485(b) prospectus to include this footnote.

24.	Comment: Please supplementally confirm that the Trust has the records necessary to support the performance calculations in the Composites as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Trust confirms that its adviser maintains, or has caused to be maintained, the records necessary to support the performance calculations in the Composites as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Management of the Funds

25.	Comment: The Funds’ disclosure indicates that, after giving effect to performance adjustments, they may, under some circumstances, be subject to a fee that is “less than 0.0% or greater than the Base Fee plus the Maximum Performance Adjustment described below for certain periods . . . .” Please supplementally provide examples to explain what you mean by this disclosure.

Response: The Trust notes that, under certain circumstances, as a result of the “bifurcated” methodology used to calculate each Fund’s Management Fee (meaning the Base Fee and Performance Adjustment are calculated with reference to the Funds’ average net assets over two different time periods), the Fund may be subject to a fee that is less than 0.0% or greater than the Base Fee plus the Maximum Performance Adjustment for certain periods. Each Fund’s Base Fee is computed based on its average net assets over the preceding month, while its Performance Adjustment is computed based on average net assets over the preceding twelve months. As a rule of thumb, this arrangement has the result that Performance Adjustment will be given greater weight relative to the Base Fee during times of declining asset levels, while the Base Fee will be given greater weight relative to the Performance Adjustment during times of increasing assets levels.

For example, in the event that a Fund underperforms relative to the Index Hurdle such that the Fund’s Performance Adjustment is negative, the Fund could be subject to a fee that is less than 0.0% where the Fund’s average daily net assets over the full twelve-month Performance Period to which the Performance Adjustment applies is greater than the Fund’s average daily net assets over the preceding month, to which the Base Fee applies. The inverse would be true where the Fund outperforms the Index Hurdle such that the Fund’s Performance Adjustment is positive and the Fund’s average daily net assets over the full twelve-month Performance Period is greater than the Fund’s average daily net assets over the preceding month (i.e., the effective management fee could exceed the Base Fee plus the maximum Performance Adjustment). However, the Manager has contractually agreed to a waiver such that its monthly management fee will not exceed the product of the maximum percentage fee rate (equal to the Base Fee plus the maximum upward Performance Adjustment) and the Fund’s average daily net assets over the preceding month. As long as this waiver is effective, no fee greater than the Base Fee plus the Maximum Performance Adjustment will be paid by the Fund.

26.	Comment: Please add disclosure to the description of each Fund’s fee structure stating by how much the Fund would need to outperform or underperform the relevant index in absolute terms for the Manager to receive the maximum or minimum management fee, respectively.

Response: The Trust respectfully notes that responsive disclosure for each Fund is currently included in the section of the Prospectus titled “Management of the Funds—Management Fees.” For example, with respect to AllianzGI PerformanceFee Managed Futures Strategy Fund, the Prospectus currently states the following: “The maximum Performance Adjustment (positive or negative) will not exceed an annualized rate of +/- 0.75% (the “Maximum Performance Adjustment”) of the Fund’s average daily net assets over the full Performance Period, which would occur when the performance of the Measurement Class exceeds, or is exceeded by, the Index Hurdle by 5.00% for the Performance Period.” The Prospectus includes similar disclosure for the other two Funds.

Characteristics and Risks of Securities and Investment Techniques

27.	Comment: For each Fund, please move the disclosure under the “Defensive Strategies” heading to the Item 9 disclosure currently beginning on page 12 of the Prospectus.

Response: Consistent with the prospectuses of its other active series, the Trust has revised the Funds Item 4 and Item 9 disclosures such that the defensive investing language is included in the Item 9 disclosure for each Fund, but omitted from the Item 4 summary disclosure. The Trust has retained the “Defensive Strategies” disclosure under “Characteristics and Risks of Securities and Investment Techniques” because it adds further detail to the more concise language included in Item 9.

28.	Comment: Please revise the disclosure under “Senior and Other Bank Loans” to specify that settlement may take longer than seven days. Please also address how the Fund intends to meet short-term liquidity needs, which may arise as a result.

Response: The Trust has revised the relevant disclosure as shown below (new language denoted by underline):

Transactions in bank loans may settle on a delayed basis (and in certain cases may take longer than seven days to settle), such that the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale.

The Trust has also added a cross reference to the end of the “Senior and Other Bank Loans” disclosure to “How to Buy and Sell Shares—How the Trust Raises Redemption Proceeds,” which details the Trust’s methods for managing liquidity needs.

Statement of Additional Information

29.	Comment: The Staff notes that the disclosure in the section of the Statement of Additional Information titled “Other Information Regarding Investment Restrictions and Policies” currently states that, “[u]nless otherwise stated, all limitations applicable to a Fund’s investments will apply at the time of investment.” Please revise this disclosure to provide carve out percentage limitations as to borrowings, which apply on an ongoing basis.

Response: The Trust respectfully notes that the sentence referenced above is qualified by the first clause therein, which clause is, in part, a reference to disclosure in the section of the Statement of Additional Information titled “Investment Objectives and Policies—Borrowing.” That disclosure specifies that percentage limitations for each Fund as to borrowings generally apply on a “continuous” basis. The Trust therefore respectfully declines to make the requested change to the above-referenced disclosure.

Part C

30.	Comment: Please file the investment management agreement pursuant to which the CFC will be managed with Part C.

Response: The Trust confirms that the investment management agreement pursuant to which the CFC will be managed has been filed with Part C.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

  Angela Borreggine, Esq.

  David C. Sullivan, Esq.

  George B. Raine, Esq.

  Kevin M. Cegan, Esq.

  Lucas W. Caron, Esq.